SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D(1)
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            Titan International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88830M102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2005
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 8883M102                SCHEDULE 13D                PAGE 2 OF 9 PAGES


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [  ]
                                                                   (b)  [  ]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                [  ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      2,866,500
  NUMBER OF      --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH         --------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH
                      2,866,500
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,866,500
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [  ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.78% (see Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 8883M102                SCHEDULE 13D                PAGE 3 OF 9 PAGES


ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the shares ("Shares") of common stock, no par value, of Titan International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2701 Spruce Street, Quincy, Illinois 62301.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

     (b) The principal business address of the Reporting Person and the Principals is 201 Post Street, Suite 1000, San Francisco, California 94108.

     (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

     (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 8883M102                SCHEDULE 13D                PAGE 4 OF 9 PAGES


      (f) The Reporting Person is a limited liability company organized in Delaware. The Principals are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 2,866,500 Shares. The aggregate purchase price of the 2,866,500 Shares owned beneficially by the Reporting Person is $46,269,018.51. Such Shares were acquired with investment funds in accounts under management.

ITEM 4. PURPOSE OF TRANSACTION.

     On October 12, 2005, the Reporting Person's beneficial ownership first exceeded 5% of the Issuer's outstanding Shares.

     The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. On October 24, 2005, the Reporting Person sent a letter to the Issuer stating that until certain questions were answered regarding the Issuer's recent announcement regarding negotiations for a sale of the Issuer to a private equity buyer at a price that the Reporting Person feels does not reflect the Issuer's true value, the Reporting Person would oppose such transaction. A copy of the letter is attached hereto as Exhibit A.

     Neither the Reporting Person nor the Principals has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, pursuing alone or with others further discussions with the Issuer, other stockholders and third parties, seeking Board representation, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 8883M102                SCHEDULE 13D                PAGE 5 OF 9 PAGES


ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 19,398,546 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.

     As of the close of business on October 21, 2005, the Reporting Person may be deemed to beneficially own 2,866,500 Shares, as described in section (b) below, constituting approximately 14.78% of the Shares outstanding.

     (b) As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 2,866,500 Shares. The aggregate purchase price of the 2,866,500 Shares owned beneficially by the Reporting Person is $46,269,018.51. The Reporting Person has sole voting and dispositive powers over the 2,866,500 Shares reported herein, which powers are exercised by the Principals.

     (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected in open market purchases on the NYSE through various brokerage entities.

     (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.


     Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

CUSIP NO. 8883M102                SCHEDULE 13D                PAGE 6 OF 9 PAGES


    ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Letter to Maurice M. Taylor, Chairman and CEO of the Issuer, dated October 24, 2005 from the Reporting Person.

CUSIP NO. 8883M102                SCHEDULE 13D                PAGE 7 OF 9 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2005

                                          JANA PARTNERS LLC


                                          By: /s/ Barry Rosenstein
                                              -------------------------
                                              Name: Barry Rosenstein
                                              Title:   Managing Partner


                                          By: /s/ Gary Claar
                                              -------------------------
                                              Name: Gary Claar
                                              Title:  Managing Director

CUSIP NO. 8883M102                SCHEDULE 13D                PAGE 8 OF 9 PAGES

                                   SCHEDULE A

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction   Shares Purchased  Price Per Share ($)
------------------------------------------------------------
     8/17/2005          175,000            13.54
     8/17/2005           10,000            13.77
     8/18/2005           42,200            13.88
     8/18/2005           16,200            13.86
     8/19/2005           50,000            13.92
     8/19/2005           27,500            13.90
     8/24/2005           25,000            13.81
     8/29/2005            5,200            13.78
     8/29/2005           65,000            13.85
     8/31/2005            1,200            13.80
     8/31/2005           52,400            13.76
     10/12/2005         747,200            17.41
     10/12/2005         210,000            17.52
     10/12/2005           2,800            17.30
     10/21/2005         950,000            17.37

CUSIP NO. 8883M102                SCHEDULE 13D                PAGE 9 OF 9 PAGES


                                 Exhibit Index


1.   Exhibit A - Letter to Maurice M. Taylor, Chairman and CEO of the Issuer,
                 dated October 24, 2005 from the Reporting Person.